UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras completes sale of PO&GBV

Rio de Janeiro, January 14, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the release dated 10/31/2018, reports today that it completed the sale – to Petrovida Holding B.V. (Petrovida) – of the 50% equity interest held by Petrobras International Braspetro B.V. (PIBBV) in Petrobras Oil & Gas B.V. (PO&GBV).

The transaction involved a total amount of US$1.530 billion, which was adjusted to US$1.454 billion, reflecting the incidence of interest on the acquisition price and the deduction of Petrobras’ portion from the payment of fees for approval of the transaction by the Nigerian Government. From the total of US$1.454 billion, Petrobras has received US$1.030 billion as dividends from PO&GBV, as of the base date of the transaction (01/01/2018), and is receiving today US$276 million; remaining to receive US$123 million, subject to update, as soon as the redetermination process of the Abgami field is implemented and US$25 million up to 06/30/2020.

PO&GBV dividend distribution is in line with the strategy of anticipating the asset monetization and was possible due to PO&GBV’s operational generation and gross debt increase, which raised from US$800 million on 12/31/2017 to US$1.825 billion on 12/31/2019.

With the transaction closing, Petrobras fully ceases its operational activities in Africa.

The transaction is in line with the portfolio optimization and improvement of the company's capital allocation, aiming at generating value for its shareholders.

About PO&GBV

PO&GBV is a joint venture in the Netherlands comprising, after completion of the transaction, Petrovida (50%) and BTG Pactual E&P B.V. (50%), with assets located in Nigeria. It has an 8% interest in the OML 127 block, where the Agbami producing field is located, and 16% in the OML 130 block, which includes the Akpo and Egina producing fields, and it is not an operator in either of them. The 2019 average oil production of PO&GBV assets was about 34 thousand bbl/day (Petrobras share).

About Petrovida

Petrovida, a company established to acquire Petrobras’ stake in PO&GBV, is wholly owned by Africa Oil Corp (Africa Oil), Canadian publicly traded E&P company. Africa Oil is focused primarily on Africa with deepwater producing and development assets in Nigeria; development assets in Kenya and a portfolio of exploration and appraisal assets in Africa and Guyana. Africa Oil is listed on the Toronto Stock Exchange and on Nasdaq Stockholm.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer